  Exhibit 99.1
Silver Elephant’s Flying Nickel Spinout has Upsized its Private Placement to $8.6 Million including a $2.975 Million Lead Order From Strategic Investor

Not for distribution to United States Newswire Services or for dissemination in the United States

Vancouver, British Columbia, November 19, 2021 – Silver Elephant Mining Corp. (“Silver Elephant”, or the “Company”) (TSX: ELEF, OTCQX: SILEF, Frankfurt: 1P2N) is pleased to announce that its wholly owned subsidiary, Flying Nickel Mining Corp. (“Flying Nickel”) has increased the size of its private placement announced on October 26, 2021 (the “Flying Nickel Offering”) from $7.0 million to a maximum of $8.6 million. Under the upsized Flying Nickel Offering, Flying Nickel will sell a combination of subscription receipts comprised of non-flow through subscription receipts (each, a “Non-FT Subscription Receipt”) at a price of $0.70 per Non-FT Subscription Receipt and flow-through eligible subscription receipts (each, a “FT Subscription Receipt”, and collectively with the Non-FT Subscription Receipts, the “Offered Securities”) at a price of $0.77 per FT Subscription Receipt. Red Cloud Securities Inc. (“Red Cloud”), as lead agent and sole bookrunner, together with Canaccord Genuity Corp., are acting as agents (the “Agents”) under the Offering.

Blackstone Minerals Limited (“Blackstone”), an ASX-listed integrated battery metals processing company with operations in Vietnam, has agreed to make a $2,975,000 strategic investment in the Flying Nickel Offering by purchasing 4,250,000 Non-FT Subscription Receipts. Upon the closing of the Flying Nickel Offering and the satisfaction of certain escrow release conditions, Blackstone is estimated to own 6.85% of the outstanding common shares of Flying Nickel and 9.5% of Flying Nickel shares on a fully diluted basis.

Details Regarding the Flying Nickel Offering

Upon the satisfaction of certain escrow release conditions (the “Escrow Release Conditions”), the Offered Securities shall be deemed to be exercised, without payment of any additional consideration and without further action on the part of the holder thereof, for the following:
●
Each Non-FT Subscription Receipt shall be automatically converted into one unit of Flying Nickel (each, a “Unit”); and
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Each FT Subscription Receipt shall be automatically converted into one common share of Flying Nickel to be issued as a “flow-through share” within the meaning of the Income Tax Act (Canada) (each, a “FT Share”).

Each Unit will consist of one common share of Flying Nickel (each a “Unit Share”) and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each whole Warrant shall entitle the holder to purchase one common share of Flying Nickel (each, a “Warrant Share”) at a price of $1.00 at any time on or before that date which is 24 months after the date of issuance of the Units.

The Escrow Release Conditions amongst others include the approval of the plan of arrangement for the transfer of the Minago Nickel Project in Manitoba into Flying Nickel (the “Arrangement”) by Silver Elephant shareholders, and the Toronto Stock Exchange. The Arrangement is scheduled for Silver Elephant shareholder vote in December 2021. It is expected that Flying Nickel will list its common shares on the TSX Venture Exchange shortly thereafter.

The proceeds of the Flying Nickel Offering will be kept in escrow and not released to Flying Nickel unless the Escrow Release Conditions are satisfied by the deadline provided in the terms of the subscription receipt agreement that will govern the Offered Securities. Following the satisfaction of the Escrow Release Conditions, the net proceeds of the Flying Nickel Offering will be used for the exploration and advancement of the Minago Nickel Project as well as for general working capital purposes. The Flying Nickel Offering is scheduled to close on or around November 24, 2021 and is subject to TSX approval.

$ = Canadian Dollars

About Blackstone Minerals Limited

Blackstone Minerals Ltd (ASX: BSX / OTCQX: BLSTF / FRA: B9S) is focused on building an integrated upstream and downstream battery metals processing business in Vietnam that produces Nickel: Cobalt: Manganese (NCM) Precursor products for Asia’s growing Lithium-ion battery industry. Blackstone also owns a 90% interest in the Ta Khoa Nickel-Copper-PGE Project in Vietnam which includes an existing modern nickel mine built to Australian standards which is currently under care and maintenance.

About Silver Elephant Mining Corp.

Silver Elephant Mining Corp. is a premier mining and exploration company in silver, nickel, and vanadium.

Further information on Silver Elephant and Flying Nickel can be found at www.silverelef.com and www.flynickel.com.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD
“John Lee”
Executive Chairman

For more information about Silver Elephant, please contact Investor Relations:
+1.604.569.3661 ext. 101
ir@silverelef.com www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts, are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Silver Elephant’s future growth, results of operations, performance, business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Silver Elephant’s forward-looking statements. Silver Elephant believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although Silver Elephant has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Silver Elephant undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.

None of the securities to be issued pursuant to the Flying Nickel Offering have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and any securities issuable in the transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.